Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 19, 2016	Financial Contact: Christian Rothe, 612-623-6205 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Third Quarter Results
Sales Growth and Expense Leverage Drove Earnings Improvement
Prior Year to Date Included Non-Recurring Gain

MINNEAPOLIS (October 19, 2016) - Graco Inc. (NYSE: GGG) today announced results for the quarter and nine months ended September 23, 2016.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 23, 2016	Sep 25, 2015	% Change	Sep 23, 2016	Sep 25, 2015	% Change
Net Sales	$327.2	$319.0	3%	$980.2	$960.9	2%
Operating Earnings	81.5	76.9	6%	220.8	226.0	(2)%
Net Earnings	54.4	50.7	7%	144.9	292.2	(50)%
Diluted Net Earnings per Common Share	$0.95	$0.86	10%	$2.55	$4.90	(48)%
Diluted Net Earnings per Common Share, adjusted (1)	$0.95	$0.84	13%	$2.55	$2.54	0%
(1) 2015 excludes effect of $2 million for the quarter and $141 million for the year to date, representing net investment income from the Liquid Finishing businesses sold in the second quarter of 2015. See Consolidated Results below for reconciliation of the adjusted non-GAAP financial measure to GAAP.

•	Sales for the quarter increased 3 percent, including 1 percentage point from acquired operations, with increases in all regions.

•	Net earnings for the quarter increased 7 percent, with improved gross margin rates and favorable expense leverage.

•	Year-to-date net earnings in 2015 included non-recurring income tax benefits totaling $9 million, or $0.15 per diluted share.

"Solid performance by our Contractor segment was again the primary driver for Graco's growth in the third quarter, with strong execution in the Americas and EMEA," said Patrick J. McHale, Graco's President and CEO. "Industrial segment sales were down slightly, with strong growth in Asia Pacific offset by declines in the Americas and EMEA. Oil and gas headwinds in our Process segment persisted in the quarter, with a year-over-year decline of more than 20 percent. All other major Process segment product categories posted growth in the third quarter against an easier comparable and every Process segment product category grew sequentially from the second quarter. While macroeconomic conditions worldwide are tepid, we remain committed to our long-term strategies to drive growth and sustainable shareholder value."

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Consolidated Results

Changes in currency translation rates had no significant effect on results for the quarter, and decreased year-to-date sales and net earnings by approximately $9 million and $2 million, respectively.

Sales for the quarter increased 3 percent, with 2 percent increases in the Americas and EMEA and a 4 percent increase in Asia Pacific. Incremental sales from operations acquired within the last 12 months totaled $4 million, contributing 1 percentage point of growth. Organic sales at consistent translation rates increased 2 percent, with increases in all regions.

Sales for the year to date increased 2 percent, driven by a 6 percent increase in EMEA. Incremental sales from operations acquired within the last 12 months totaled $15 million, contributing 2 percentage points of growth. Organic sales at consistent translation rates increased 1 percent, with increases of 5 percent in EMEA and 2 percent in Asia Pacific.

Gross profit margin rates were slightly higher for the quarter and flat for the year to date. The favorable effects of realized pricing and product and channel mix offset the unfavorable impacts of lower factory volume. Gross margin rate for the year to date also included the favorable impact of reduced acquisition-related purchase accounting effects.

Total operating expenses for the quarter were $2 million (2 percent) higher than the third quarter last year, including $2 million of incremental expenses of acquired operations. Unallocated corporate expenses decreased $3 million, mostly from changes in market-driven components of pension and stock compensation. Total operating expenses for the year to date were $16 million (6 percent) higher than the comparable period last year, including $7 million of incremental expenses of acquired operations.

The effective income tax rate for the quarter was 29 percent, 2 percentage points lower than the comparable period last year. The 2016 rate included the impact of the federal R&D credit that was not available until the fourth quarter of 2015, and the favorable effect of foreign earnings taxed at lower rates than in the U.S. The effective rate for the year to date was 30 percent, 3 percentage points higher than the comparable period last year. Last year's rate included the favorable impact of non-recurring tax benefits, mostly related to a change in assertion as to reinvestment of foreign earnings, and the impact of post-tax dividend income, partially offset by the tax rate effect of the gain on the sale of the Liquid Finishing assets.

Net earnings in 2015 included net investment income from the Liquid Finishing businesses sold in the second quarter of 2015. Results excluding Liquid Finishing investment income and expense provide a more consistent base of comparison of ongoing financial results. A calculation of the non-GAAP measurement of net earnings excluding investment income and expense follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 23, 2016	Sep 25, 2015	Sep 23, 2016	Sep 25, 2015
Net Earnings, as reported	$54.4	$50.7	$144.9	$292.2
Held separate investment (income), net	—	(2.4)	—	(190.7)
Income tax effect	—	0.8	—	49.7
Net Earnings, adjusted	$54.4	$49.1	$144.9	$151.2

Diluted earnings per share
As reported	$0.95	$0.86	$2.55	$4.90
Adjusted	$0.95	$0.84	$2.55	$2.54

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Goodwill Impairment Analysis

In 2016, operating results of our Oil and Natural Gas reporting unit ("ONG") within the Process segment have fallen short of expectations due to weakness in oil and natural gas markets. After considering third quarter operating results and preliminary projections from our 2017 planning process, we concluded that the depth and length of industry weakness, and its continuing impact on ONG results, were greater than previously expected. While management is committed to long-term profitability in ONG, and believes its investment in facility improvements, manufacturing capabilities and commercial resources have positioned the unit to benefit strongly from a recovery when it occurs, we initiated an impairment analysis at the end of the third quarter. Preliminary analysis indicated potential impairment of ONG goodwill as of September 23, 2016. Due to the amount of time and effort required to determine the implied fair value of ONG goodwill, we are unable to provide a reasonable estimate or a range of estimates for the potential non-cash impairment charge at this time. The carrying value of ONG goodwill was $147 million and the carrying value of other identifiable intangible assets of ONG totaled $73 million as of September 23, 2016. The valuation to determine the amount of impairment will be completed in the fourth quarter.

Segment Results

Certain measurements of segment operations are summarized below:

	Three Months Ended			Nine Months Ended
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net sales (in millions)	$150.9	$67.1	$109.2	$455.0	$196.1	$329.2
Percentage change from last year
Sales	(1)%	4%	7%	1%	(4)%	7%
Operating earnings	0%	0%	6%	2%	(28)%	2%
Operating earnings as a percentage of sales
2016	34%	15%	23%	32%	13%	22%
2015	33%	16%	24%	32%	17%	23%

Industrial segment sales for the quarter decreased 1 percent. An increase of 8 percent in Asia Pacific offset decreases of 4 percent in the Americas and 3 percent in EMEA. Year-to-date sales increased 1 percent (2 percent at consistent translation rates), including increases of 5 percent in EMEA (6 percent at consistent translation rates) and 7 percent in Asia Pacific (8 percent at consistent translation rates), partially offset by a decrease of 4 percent in the Americas. Operating margin rates for the Industrial segment were slightly higher than last year.

Process segment sales for the quarter increased 4 percent (5 percent at consistent translation rates), including increases of 5 percent in the Americas and 4 percent in Asia Pacific. Sales were flat in EMEA, but increased 7 percent at consistent translation rates. Year-to-date sales in this segment were down 4 percent (3 percent at consistent translation rates), including decreases of 3 percent in the Americas, 4 percent in EMEA (flat at consistent translation rates) and 8 percent in Asia Pacific (6 percent at consistent translation rates). Operating margin rate recovered in the third quarter with higher sales volume and improved gross margin rate. For the year to date, operating margin rate decreased compared to last year due to lower sales volume and unfavorable expense leverage.

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Contractor segment sales for the quarter increased 7 percent, with increases of 7 percent in the Americas and 20 percent in EMEA, partially offset by a decrease of 11 percent in Asia Pacific. Year-to-date sales increased 7 percent, with increases of 6 percent in the Americas and 17 percent in EMEA, partially offset by a 6 percent decrease in Asia Pacific. Operating margin rates decreased slightly compared to last year due to unfavorable expense leverage and product and channel mix.

Outlook

"We are holding to our outlook of low single-digit sales growth for Graco worldwide for the full year 2016," said McHale. "Our Industrial segment continues to experience a spotty environment for capital equipment spending worldwide, with ongoing weakness most notable in the Americas region. Construction activity remains solid in the EMEA and Americas regions. While our Process segment saw modest growth sequentially in the third quarter, we are cautious about ongoing headwinds. Regionally, we anticipate the Americas region will finish the full year 2016 flat compared with the prior year, below our prior outlook of low single-digit growth. In the EMEA region, we reiterate our low-to-mid single-digit growth expectations for the full year. Our outlook for the Asia Pacific region continues to be low single-digit growth for 2016. The fourth quarter of 2015 was our highest growth quarter of the year, with 6 percent growth on an organic, constant currency basis, providing a difficult comparable for our last quarter of the year."

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2015 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2015 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

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Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 20, 2016, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on October 20, 2016, by dialing 888-203-1112, Conference ID #5026669, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through October 24, 2016.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings
(Unaudited) (In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 23, 2016	Sep 25, 2015	Sep 23, 2016	Sep 25, 2015
Net Sales	$327,192	$318,986	$980,230	$960,928
Cost of products sold	150,594	148,790	456,695	447,980
Gross Profit	176,598	170,196	523,535	512,948
Product development	14,671	14,783	44,964	44,980
Selling, marketing and distribution	49,269	48,374	158,106	149,924
General and administrative	31,194	30,112	99,710	91,995
Operating Earnings	81,464	76,927	220,755	226,049
Interest expense	4,432	4,025	13,468	13,453
Held separate investment (income), net	—	(2,388)	—	(190,744)
Other expense (income), net	416	1,389	(338)	1,661
Earnings Before Income Taxes	76,616	73,901	207,625	401,679
Income taxes	22,228	23,210	62,738	109,510
Net Earnings	$54,388	$50,691	$144,887	$292,169
Net Earnings per Common Share
Basic	$0.98	$0.88	$2.61	$5.02
Diluted	$0.95	$0.86	$2.55	$4.90
Weighted Average Number of Shares
Basic	55,684	57,325	55,571	58,180
Diluted	56,969	58,664	56,906	59,590

Segment Information
(Unaudited) (In thousands)

	Three Months Ended		Nine Months Ended
	Sep 23, 2016	Sep 25, 2015	Sep 23, 2016	Sep 25, 2015
Net Sales
Industrial	$150,893	$152,164	$454,978	$448,932
Process	67,077	64,710	196,068	204,337
Contractor	109,222	102,112	329,184	307,659
Total	$327,192	$318,986	$980,230	$960,928
Operating Earnings
Industrial	$50,573	$50,822	$147,419	$144,500
Process	10,394	10,437	25,305	34,923
Contractor	25,593	24,135	71,700	70,550
Unallocated corporate (expense)	(5,096)	(8,467)	(23,669)	(23,924)
Total	$81,464	$76,927	$220,755	$226,049

The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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